Pricing supplement no. 853
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 198-A-I dated September 8, 2010

Registration Statement No. 333-155535
Dated October 4, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$200,000,000† — Authorized
JPMorgan Double Short US Long Bond Treasury Futures ETNs due September 30, 2025

General

- You may request on a daily basis that we repurchase a minimum of 50,000 notes at a price equal to the Closing Note Value on the applicable Valuation Date less the Repurchase Fee.
- **On any Business Day on or after October 7, 2011, we may redeem all, but not less than all, issued and outstanding notes at our sole discretion after providing you at least five Business Days' written notice. If we exercise our right to redeem your notes prior to maturity, for each note you will receive a cash payment equal to the Closing Note Value as of the applicable Valuation Date. We will also automatically redeem the notes on any Trading Day prior to the Final Valuation Date if the Closing Note Value is equal to $0. Upon such automatic early redemption by us, you will receive nothing.**
- The notes are designed for investors who seek an inverse double leveraged return linked to the NYSE US Long Bond Treasury Futures Index. **The notes are not designed to be long-term investments, and investors should be willing to accept inverse leverage risk and to monitor and manage their investment in the notes actively.** Investors should be willing to forgo interest payments and be willing to lose some or all of their principal if decreases in the level of the Index and the cumulative effect of the Cash Return Amount are not sufficient to offset increases in the level of the Index and the cumulative effect of the Investor Fee and any Repurchase Fee, if applicable. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- You will benefit from two times any negative, but will be exposed to two times any positive, performance of the Index between Reset Dates, subject to the deduction of the Investor Fee and the Repurchase Fee, if applicable, and the addition of the Cash Return Amount.
- Your inverse leveraged percentage exposure to the Index will be reset to -200% after the last Trading Day in each calendar quarter beginning December 31, 2010 or after any trading day on which the Current Percentage Exposure is greater in magnitude than -220% or less in magnitude than -180%. Due to the compounding of returns from one reset period to another, the performance of the notes for periods longer than the period between two consecutive Reset Dates will likely differ in amount and possibly direction from the inverse leveraged performance of the Index for the same period. There is a one Trading Day lag between when the Reset Exposure Amount is determined and when the reset becomes effective.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 30, 2025††
- The notes will be sold in minimum denominations equal to the Principal Amount and integral multiples thereof.
- The notes priced on October 4, 2010 and are expected to settle on or about October 7, 2010.
- The notes have been approved for listing on the NYSE Arca, Inc. (the "NYSE Arca"), under the ticker symbol "DSTJ," subject to official notice of issuance. No assurance can be given as to the continued listing for the term of the notes, or the liquidity or trading market for the notes.

Key Terms

Issuer:	JPMorgan Chase & Co.
Index:	The NYSE US Long Bond Treasury Futures Index (the "Index"). The Index seeks to replicate the returns of maintaining a rolling long position in CBOT U.S. Treasury bond futures contracts. For more information on the Index, see "The NYSE US Long Bond Treasury Futures Index" in this pricing supplement.
Principal Amount:	$50.00 per note
Investor Fee Percentage:	0.85% per annum
Additional Key Terms:	See "Additional Key Terms" beginning on page PS-1 of this pricing supplement for additional key terms that apply to the notes, including our optional redemption right.

†† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 198-A-I

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 198-A-I and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1) (3)	Fees and Commissions (2) (3)	Proceeds to Us (3)
Per note	$50	$—	$50
Total	$5,000,000	$—	$5,000,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as our agent, will not receive an agent's commission in connection with sales of the notes. JPMS will be entitled to receive a part of the Investor Fee to cover the ongoing payments related to the distribution of notes, projected profits for managing our hedge position and a structuring fee for developing the economic terms of the notes. Payments constituting underwriting compensation will not exceed a total of 8% of proceeds. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-34 of the accompanying product supplement no. 198-A-I.

(3) JPMS, acting as our agent, purchased the notes on the Initial Valuation Date at 100% of the Principal Amount. After the Initial Valuation Date, these notes and other notes may be offered and sold from time to time through JPMS and other dealers at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. We will receive proceeds equal to 100% of the offering price of notes sold after the Initial Valuation Date. See "Supplemental Plan of Distribution (Conflicts of Interest)" of this pricing supplement for more information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

October 4, 2010

† $200,000,000 aggregate principal amount of notes has been authorized for issuance. $5,000,000 aggregate principal amount of notes will be issued on or about October 7, 2010. We sold these $5 million notes on October 4, 2010 to JPMS, acting as our agent, at 100% of the Principal Amount of each note. After October 4, 2010, these notes and additional notes may be offered and sold from time to time through JPMS at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. We have no obligation to issue notes up to the $200 million currently authorized for issuance. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement for more information.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 198-A-I dated September 8, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated September 22, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 198-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 198-A-I dated September 8, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003872/e40012_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Reset Exposure Amount: The Reset Exposure Amount on the Initial Valuation Date is equal to (i) -200% *times* (ii) the Principal Amount. On each subsequent Reset Date, the Reset Exposure Amount is a negative number (or zero) equal to (i) -200% *times* (ii) the Closing Note Value on the immediately preceding Reset Determination Date.

Closing Note Value: For each note, the Closing Note Value on the Initial Valuation Date is equal to the Principal Amount. On each subsequent Trading Day, the Closing Note Value is equal to (i) the sum of:

    (a) the Closing Note Value as of the immediately preceding Reset Date;

    (b) (1) the Reset Exposure Amount as of the immediately preceding Reset Date *times* (2) the Index Return for such Trading Day; and

    (c) the Cash Return Amount for such Trading Day;

less (ii) the Investor Fee for such Trading Day; *provided* that if such calculation results in a negative value, the Closing Note Value will be $0. The notes will be automatically redeemed at no value if the Closing Note Value equals $0.

The Closing Note Value reflects the inverse leveraged performance of the Index, from Reset Date to Reset Date and from the immediately preceding Reset Date to the current Trading Day, subject to the cumulative effect of the Investor Fee and the Cash Return Amount.

Because the inverse leveraged exposure to the Index is reset only in connection with Reset Dates, your percentage exposure to the Index on any Trading Day between Reset Dates will likely differ from -200%. In addition, the Reset Exposure Amount as of a Reset Date is determined based on the Closing Note Value on the Reset Determination Date that occurs one Trading Day prior to the Reset Date. Accordingly, there is a one Trading Day lag between when the Reset Exposure Amount is determined and when the reset becomes effective.

Payment at Maturity: For each note, unless earlier repurchased or redeemed, you will receive at maturity a cash payment equal to the Closing Note Value on the Final Valuation Date.

You may lose some or all of your investment at maturity. The Investor Fee reduces your payment at maturity. Accordingly, you will lose some or all of your investment at maturity if decreases in the level of the Index and the cumulative effect of the Cash Return Amount are not sufficient to offset increases in the level of the Index and the cumulative effect of the Investor Fee.

Daily Repurchases: For information about the cash payment you will receive if you exercise your right to have us repurchase your notes and for a description of the early repurchase mechanics, please see "Key Daily Repurchase Terms" on page PS-12 of this pricing supplement.

Repurchase Fee Percentage: 0.125%

Optional Redemption: On any Business Day on or after October 7, 2011, we may redeem all, but not less than all, issued and outstanding notes at our sole discretion. For information about the cash payment you will receive if we exercise our right to redeem the notes and for a description of the optional redemption mechanics, please see "Key Optional Redemption Terms" on page PS-12 of this pricing supplement.

Issuer Automatic Early Redemption: We will automatically redeem the notes on any Trading Day prior to the Final Valuation Date if the Closing Note Value is equal to $0. *If we automatically redeem the notes as a result of the Closing Note Value being equal to $0 on any Trading Day, you will lose your entire investment in the notes.*

Cash Reference Rate: On any Trading Day, the United States Federal Funds Effective Rate as published on Bloomberg at FEDL01 INDEX (or any successor page) on such Trading Day

Investor Fee: For each note,

(i) on the Initial Valuation Date, the Investor Fee is equal to $0;

(ii) on any Trading Day immediately following a Reset Date, the Investor Fee is equal to the product of:

    (a) the Closing Note Value on the immediately preceding Trading Day;

    (b) the Investor Fee Percentage; and (c) the Day Count Fraction on such Trading Day; and

(iii) on any other Trading Day, the Investor Fee is equal to the sum of:

    (a) the Investor Fee on the immediately preceding Trading Day; and

    (b) the product of (1) the Closing Note Value on the immediately preceding Trading Day, (2) the Investor Fee Percentage and (3) the Day Count Fraction on such Trading Day.

Day Count Fraction:	On any Trading Day, a fraction, the numerator of which is equal to the number of calendar days from and including the preceding Trading Day to and excluding the current Trading Day and the denominator of which is equal to 360
Cash Return Amount:	For information about the Cash Return Amount, please see "Key Cash Return Terms" on page PS-12 of this pricing supplement.
Index Return:	On any Trading Day, the Index Return is calculated as follows: $$\frac{\text{Index closing level on such Trading Day} - \text{Index closing level on the immediately preceding Reset Date}}{\text{Index closing level on the immediately preceding Reset Date}}$$
Reset Dates[††]:	(i) The Initial Valuation Date and (ii) the Trading Day immediately following each Reset Determination Date
Reset Determination Dates:	(i) Any Fixed Reset Determination Dates and (ii) any Additional Reset Determination Dates
Fixed Reset Determination Dates[††]:	The last Trading Day in each calendar quarter from and including December 31, 2010 to and including June 30, 2025
Additional Reset Determination Dates[††]:	A Trading Day from and excluding the Initial Valuation Date, to and including the Final Potential Reset Determination Date, other than a Fixed Reset Determination Date, on which the Current Percentage Exposure is greater in magnitude than -220% or less in magnitude than -180%. ***If the Current Percentage Exposure is greater in magnitude than -220% or less in magnitude than -180% on any Trading Day, the exposure of the notes to the Index is reset to equal -200% of the Closing Note Value as of such Trading Day (an Additional Reset Determination Date). This reset will become effective on the Reset Date immediately following such Additional Reset Determination Date. Accordingly, there is a one Trading Day lag between when the Reset Exposure Amount is determined and when the reset becomes effective. However, if you hold the notes for longer than the period between any two Reset Dates, your percentage exposure to the Index may be greater in magnitude than -220% or less in magnitude than -180%. Due to the compounding of returns from one reset period to another, the performance of the notes for periods longer than the period between two consecutive Reset Dates will likely differ in amount and possibly direction from the inverse leveraged performance of the Index for the same period.***
Current Exposure Amount:	The Current Exposure Amount is a negative number (or zero) equal to: (i) on a Reset Date, the Reset Exposure Amount on such Reset Date; and (ii) on any other Trading Day, the product of (a) the Reset Exposure Amount on the immediately preceding Reset Date; and (b) (1) the Index closing level on such Trading Day *divided by* (2) the Index closing level on the immediately preceding Reset Date.
Current Percentage Exposure:	On any Trading Day, the Current Percentage Exposure is a negative percentage (or zero) equal to (i) the Current Exposure Amount on such Trading Day *divided by* (ii) the Closing Note Value on such Trading Day.
Final Potential Reset Determination Date[††]:	September 23, 2025
Initial Valuation Date:	October 4, 2010
Initial Issue Date:	On or about October 7, 2010
Final Valuation Date[††]:	September 25, 2025
Maturity Date[††]:	September 30, 2025
Valuation Dates[††]:	Each Trading Day from and including the Initial Valuation Date to and including the Final Valuation Date
Index Closing Level on Initial Valuation Date:	176.66
Index Calculation Agent:	NYSE Arca, Inc.
Note Calculation Agent:	J.P. Morgan Securities LLC ("JPMS")
Publication of Intraday Indicative Note Value:	The intraday indicative value of the notes will be published at least every 15 seconds during normal trading hours under the Bloomberg ticker "DSTJ.IV."
Reissuances or Reopening issuances:	We may, without your consent, "reopen" or reissue the notes based upon market conditions and the Index closing level at that time. These further issuances, if any, will be consolidated to form a single series with the notes originally issued and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. See "Reissuances or Reopening Issuances" in this pricing supplement for more information.
Exchange Listing:	The notes have been approved for listing on the NYSE Arca, under the ticker symbol "DSTJ," subject to official notice of issuance. No assurance can be given as to the continued listing for the term of the notes, or the liquidity or trading market for the notes.
CUSIP:	46634X864

[††] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 198-A-I

The NYSE US Long Bond Treasury Futures Index

The NYSE US Long Bond Treasury Futures Index (the "Index") is owned by Archipelago Holdings, Inc., the parent of the NYSE Arca, Inc., and was developed and is calculated and maintained by NYSE Arca, Inc. The Index is a one-security futures index that aims to replicate the returns of maintaining a continuous rolling long position in CBOT U.S. Treasury bond futures contracts (each, a "Treasury Bond Futures Contract" and collectively, "Treasury Bond Futures"). At any given time, the Index is comprised of a single Treasury Bond Futures Contract that is either the contract closest to expiration (each, the "Near Futures Contract") or the Treasury Bond Futures Contract scheduled to expire immediately following the Near Futures Contract (the "Far Futures Contract").

The Index is reported on Bloomberg L.P. under the ticker symbol "USTLBD."

The Index maintains a continuous rolling long position in the Treasury bond futures by undergoing a process called a "roll" from the Next Month Futures Contract into the Far Month Futures Contract each quarter. The roll takes place through a rebalance that is effective for the last trading day of the month prior to that in which the Near Futures Contract expires. For more information, see "The NYSE US Long Bond Treasury Futures Index" in the accompanying product supplement no. 198-A-I dated September 8, 2010.

The Index is described as a "notional" or "synthetic" portfolio or strategy because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest.

For information relating to our license agreement with the NYSE Euronext, please see "The NYSE US Long Bond Treasury Futures Index — License with the Index Sponsor" in the accompanying product supplement no. 198-A-I.

Selected Purchase Considerations

- **LEVERAGED APPRECIATION POTENTIAL —** The notes provide the opportunity to obtain a leveraged return at maturity or upon early repurchase or redemption linked inversely to the Index, subject to the deduction of the Investor Fee and the Repurchase Fee, if applicable, and the addition of the Cash Return Amount. The notes are not subject to a predetermined maximum return and, accordingly, any return at maturity or upon early repurchase or redemption will be based on the Closing Note Value on the relevant Valuation Date. The Closing Note Value reflects the inverse leveraged performance of the Index, from Reset Date to Reset Date and from the immediately preceding Reset Date to the current Trading Day, the cumulative effect of the Investor Fee and the Cash Return Amount. As a result, you will benefit from two times any negative, but will be exposed to two times any positive, performance of the Index between Reset Dates, subject to the cumulative effect of the Investor Fee and the Cash Return Amount. **Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.**

- **DAILY REPURCHASES** — Subject to your compliance with the procedures and the potential postponements and adjustments as described in the accompanying product supplement no. 198-A-I, you may submit daily a request to have us repurchase your notes on any Repurchase Date during the term of the notes, provided that you request that we repurchase a minimum of 50,000 notes. If you request that we repurchase your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement no. 198-A-I and this pricing supplement, for each note you will receive a cash payment on the relevant Repurchase Date equal to the Closing Note Value on the corresponding Valuation Date *less* the Repurchase Fee.

  For a description of the early repurchase mechanics, please see "Key Daily Repurchase Terms — Early Repurchase Mechanics" in this pricing supplement.

- **CASH RETURN AMOUNT** — The Closing Note Value reflects the cumulative effect of the Cash Return Amount, which may offset part of the Investor Fee. The Cash Return Amount is based on the United States Federal Funds Effective Rate. The United States Federal Funds Effective Rate is the interest rate at which depository institutions lend balances at the Federal Reserve to other depository institutions overnight, calculated as a volume-weighted average of rates on trades arranged by major brokers.

- **OPTIONAL REDEMPTION** — On any Business Day on or after October 7, 2011, we may redeem all, but not less than all, issued and outstanding notes at our sole discretion. If we exercise our right to redeem your notes prior to maturity, for each note you will receive a cash payment equal to the Closing Note Value as of the Valuation Date that occurs on or immediately following the fifth Business Day following the date we deliver an irrevocable redemption notice to the Depository Trust Company ("DTC") (the holder of the global note), subject to the potential postponements and adjustments as described under "Description of Notes — Postponement of a Calculation Date" in the accompanying product supplement no. 198-A-I. The notes will be redeemed and the holders will receive payment for their notes on the Redemption Date, which is the third Business Day following such Valuation Date.

  For a description of the optional redemption mechanics, please see "Key Optional Redemption Terms — Optional Redemption Mechanics" on page PS-12 of this pricing supplement.

- **AUTOMATIC EARLY REDEMPTION** — We will automatically redeem the notes on any Trading Day prior to the Final Valuation Date if the Closing Note Value is equal to $0. If we automatically redeem the notes as a result of the Closing Note Value being equal to $0 on a Business Day, **you will lose your entire investment in the notes.**

- **EXPOSURE TO THE NYSE US LONG BOND TREASURY FUTURES INDEX** — The return on the notes is linked inversely to the performance of the NYSE US Long Bond Treasury Futures Index, which is intended to replicate the returns of maintaining a continuous long position in the relevant Treasury Bond Futures. At any given time, the Index is comprised of a single Near Futures Contract or the Far Futures Contract. The Index maintains a continuous rolling long position in the Treasury bond futures by undergoing a process called a "roll" from the Next Month Futures Contract into the Far Month Futures Contract each quarter. For more information, see "The NYSE US Long Bond Treasury Futures Index" in the accompanying product supplement no. 198-A-I dated September 8, 2010.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 198-A-I. Subject to the limitations described therein, and based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we intend to treat, the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In addition, if the notes were recharacterized as debt instruments, as described in "Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the Notes" in the accompanying product supplement, certain new legislation could impose withholding tax at a rate of 30% on gross proceeds of notes paid to Non-U.S. Holders after December 31, 2012. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.   Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

Your investment in the notes will involve significant risks. The notes do not guarantee any return of principal at, or prior to, the Maturity Date. Investing in the notes is not equivalent to directly taking a short position in the Index or the Treasury Bond Futures underlying the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 198-A-I dated September 8, 2010. *You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.*

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your investment. The Investor Fee and the Repurchase Fee, if applicable, reduce your final payment. Accordingly, you will lose some or all of your investment at maturity or upon early repurchase or redemption if decreases in the level of the Index and the cumulative effect of the Cash Return Amount are not sufficient to offset increases in the level of the Index, the cumulative effect of the Investor Fee and the Repurchase Fee, if applicable.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon early repurchase or redemption, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **A TRADING MARKET MAY NOT DEVELOP, AND THE LIQUIDITY OF THE MARKET FOR THE NOTES MAY VARY MATERIALLY OVER TIME** — Although the notes have been approved for listing on the NYSE Arca, subject to official notice of issuance, no assurance can be given as to the continued listing for the term of the notes, or the liquidity or trading market for the notes. In addition, there can be no assurance that a secondary market for the notes will develop. We are not required to maintain any listing of the notes on the NYSE Arca or any other exchange. In addition, we sold only a portion of the notes on October 4, 2010. Because the number of notes outstanding or held by persons other than our affiliates could be reduced at any time due to early repurchase of the notes, the liquidity of the market for the notes could vary materially over the term of the notes.

- **IF WE EXERCISE OUR RIGHT TO REDEEM THE NOTES, THE CASH PAYMENT YOU WILL RECEIVE MAY BE LESS THAN YOU MIGHT HAVE RECEIVED IF YOU HELD THE NOTES TO MATURITY OR DISPOSED OF THEM AT A TIME OF YOUR CHOOSING** — We may redeem all, but not less than all, issued and outstanding notes on any Redemption Date, commencing October 7, 2011, by giving at least five Business Days' written notice prior to the Valuation Date for such redemption. If we elect to redeem your notes at a time when the Closing Note Value is relatively low, any payment upon redemption may be substantially less than the amount you initially invested, the amount you could have received on your investment at maturity if the notes had not been redeemed or the amount you could have received if you had disposed of your notes at the time of your choosing.

- **THE OPTIONAL REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT FROM YOUR INVESTMENT** — While the original term of the notes is 15 years, the notes may be called for redemption, at our sole discretion, prior to the Maturity Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes in an investment with similar characteristics in the event the notes are redeemed prior to the Maturity Date.

- **EVEN IF THE LEVEL OF THE INDEX DECREASES, YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT OF YOUR NOTES** — Because the Investor Fee and, if applicable, the Repurchase Fee reduce your final payment, if any, you will lose some or all of your investment at maturity or upon early repurchase or redemption even if the level of the Index decreases if, after taking into account the cumulative effect of the Cash Return Amount, the level of the Index does not decrease sufficiently to offset the Repurchase Fee, if applicable, and the cumulative effect of the Investor Fee. In addition, because the Investor Fee will be deducted on a daily basis, the longer your notes have been outstanding, the greater the effect the Investor Fee will have on the value of your notes.

  Further, even if at maturity or upon repurchase or redemption the level of the Index has decreased relative to the Initial Index Level, the decrease may not be enough to offset prior positive Index performance, which could have reduced the Reset Exposure Amount significantly. Similarly, any decrease of the Index following a Reset Date will not necessarily be reflected in the Reset Exposure Amount when it is reset on the next Reset Date. Instead, the reset of the Reset Exposure Amount will be determined solely on the basis of the Closing Note Value on the applicable Reset Determination Date. This Closing Note Value will reflect the inverse leveraged performance of the level of the Index from the immediately preceding Reset Date to such Reset Determination Date, subject to the cumulative effect of the Investor Fee.

- **THE NOTES ENTAIL LEVERAGE RISK AND ARE NOT SUITABLE FOR ALL INVESTORS** — The notes are not suitable for all investors. In particular, notes that include leverage entail leverage risk and should be purchased only by sophisticated investors who intend to monitor and manage their investments actively. Investing in the notes is not equivalent to directly taking a short position in the Index because the inverse leveraged exposure to the Index is reset in connection with each Reset Date, resulting in the compounding of returns from each Reset Date to the immediately following Reset Date. The amount you receive at maturity or upon early repurchase or redemption will be contingent upon exposure of the inverse leveraged performance of the Index from each Reset Date to the immediately following Reset Date and, in the case of early repurchase or redemption, from the immediately preceding Reset Date to the applicable Trading Day, subject to the cumulative effect of the Investor Fee and the Cash Return Amount.

- **ANY POSITIVE PERFORMANCE OF THE INDEX WILL BE INVERSELY LEVERAGED** — You are exposed to the risk arising from the fact that the performance of the Index is inversely leveraged. This means that if the Index experiences a positive performance, for every 1% of positive Index performance relative to the immediately preceding Reset Date, your Closing Note Value will be reduced from the Closing Note Value on such Reset Date by an amount equal to 2% of the Closing Note Value on the Reset Determination Date that occurs one Trading Day prior to such Reset Date, subject to the cumulative effect of the Investor Fee and the Cash Return Amount. While the reset from time to time of the inverse leveraged exposure to the Index is designed to reduce the effect of the leverage on any extended positive performance over time, it does not mitigate the effect of the leverage on any positive performance between Reset Dates. Due to the compounding of returns from one reset period to another, the performance of the notes for periods longer than the period between two consecutive Reset Dates will likely differ in amount and possibly direction from the inverse leveraged performance of the Index for the same period.

- **THE NOTES ARE DESIGNED TO BE ACTIVELY MANAGED INVESTMENTS** — The notes are not designed to be long-term investments. Because of the inverse leverage resetting feature and the Investor Fee, the notes do not offer a return based on the simple performance of the Index from the Initial Valuation Date or the date you purchased the notes to the Maturity Date, the Repurchase Date or the Redemption Date, as applicable. Instead, the return on your notes, if any, at maturity or upon repurchase or redemption is dependent upon the compounding of the inverse leveraged performance of the Index from Reset Date to Reset Date and from the immediately preceding Reset Date to the relevant Trading Day prior to maturity or repurchase or redemption, subject to the cumulative effect of the Investor Fee and the Cash Return Amount. This could cause the long-term performance of the notes to become uncorrelated to the long-term performance of the Index over time.   See "Hypothetical Payment at Maturity or upon Early Repurchase or Redemption" in this pricing supplement.

  In addition, more volatile performances of the Index will magnify the divergence of the return on the notes from the inverse return on the Index. Even if at maturity or upon a repurchase or redemption the Index has moved negatively relative to its level at the time you purchased the notes, this may not be enough to offset prior periods of positive performance which could have reduced the Closing Note Value below its value at the time you purchased the notes. Accordingly, even if the Index at maturity or upon repurchase or redemption has moved negatively relative to its level at the time you purchased the notes, there is no guarantee that you will receive a positive return on, or a full return of, your initial investment. In addition, because we have the right to redeem your notes at our option, you may be required to sell your investment in the notes earlier than you had otherwise planned and may not be able to find an alternative investment with similar risk-return characteristics. As a result, investors should regularly monitor their investment in the notes to ensure that they remain consistent with their investment objectives and time horizon.

- **ANY NEGATIVE EFFECT DUE TO COMPOUNDING WILL BE MAGNIFIED IF THE INDEX IS VOLATILE** — The notes do not attempt to, and should not be expected to, provide returns that are an inverse multiple of the return on the Index for periods longer than from one Reset Date to the next Reset Date. The notes effectively rebalance your exposure to the Index in connection with each Reset Date in response to that period's gains or losses. This means that over a period of time other than from one Reset Date to the next Reset Date, the return on the notes generally will not equal -200% of the return on the Index. Due to the compounding effect of gains or losses in the Index, the cumulative percentage increase or decrease in the value of the notes may diverge significantly from the cumulative percentage increase or decrease in the inverse leveraged performance of the Index. In addition, the occurrence of Reset Dates (other than the fixed quarterly Reset Dates) are based on the Current Percentage Exposure, which is based on the index performance. During periods of high volatility in the Index, additional Reset Dates may occur frequently and could occur daily. Volatility measures the frequency and magnitude of changes in the level of the Index. Any negative effect due to compounding will be magnified if the Index is volatile.

- **THE RESET OF THE LEVERAGE AND EFFECTIVE EXPOSURE MAY REDUCE ANY POSITIVE RETURN OR MAGNIFY ANY NEGATIVE RETURN** — In determining the Closing Note Value on any given Trading Day, the inverse leverage factor of -200% is not applied to the fixed Principal Amount and the Index Return for such Trading Day, but is instead applied to the Closing Note Value on the Reset Determination Date for that reset period and the Index Return for such Trading Day and then adjusted to reflect the Investor Fee and the Cash Return Amount. This means you could lose more than 2% of your initial investment for every 1% of positive performance of the Index since the last Reset Date or gain less than 2% of your initial investment for every 1% of negative performance of the Index since the last Reset Date.

  If the Closing Note Value has been increasing prior to the relevant Trading Day, the dollar amount that you can lose from a positive performance since the last Reset Date will increase correspondingly so that the dollar amount lost will be greater than if the inverse leverage factor of -200% were applied to the fixed Principal Amount and the relevant Index Return. Conversely, if the Closing Note Value has been decreasing prior to the relevant Trading Day, the dollar amount that you can gain from a negative performance since the last Reset Date will decrease correspondingly so that the dollar amount gained will be less than if the inverse leverage factor of -200% were applied to the fixed Principal Amount and the relevant Index Return.

- **EVEN THOUGH THE NOTES INCLUDE AN EXPOSURE CAP OF -220% AND AN EXPOSURE FLOOR OF -180%, YOUR PERCENTAGE EXPOSURE TO THE INDEX OVER A HOLDING PERIOD THAT EXCEEDS A SINGLE RESET PERIOD WILL LIKELY NOT BE EQUAL TO -200% AND MAY BE GREATER IN MAGNITUDE THAN -220% OR LESS IN MAGNITUDE THAN -180%** — Because the inverse leveraged percentage exposure to the Index is reset to -200% only on Reset Dates, your percentage exposure to the Index on any Trading Day between Reset Dates will likely differ from -200%. In addition, if you hold the notes for longer than the period between any two Reset Dates, your percentage exposure to the Index will likely not be equal to -200% and may be greater in magnitude than -220% or less in magnitude than -180%. Accordingly, you could lose more than 2% of your original investment for each 1% of positive performance of the Index relative to the date on which you purchased your notes. Due to the compounding of returns from one reset period to another, the performance of the notes for periods longer than the period between two consecutive Reset Dates will likely differ in amount and possibly direction from the inverse leveraged performance of the Index for the same period.

- **JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES** — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Index and the Treasury Bond Futures underlying the Index.

- **YOU WILL LOSE YOUR ENTIRE INVESTMENT IF WE AUTOMATICALLY REDEEM YOUR NOTES** — We will automatically redeem the notes on any Business Day prior to the Final Valuation Date if the Closing Note Value is equal to $0. Under these circumstances, you will lose your entire investment in the notes.

- **THE NOTES ARE SUBJECT TO INTEREST RATE RISK** — Investing in the notes differs significantly from taking a short position directly in Treasury Bond Futures or the related Treasury bonds, as applicable, as the level of the Index changes, at times significantly, from day to day based upon the current market prices of the underlying Treasury Bond Futures (and indirectly, the related Treasury bonds). The market prices of these Treasury futures and notes are volatile and significantly influenced by a number of factors, particularly the yields on the Treasury futures/notes as compared to current market interest rates and the actual or perceived credit quality of the U.S. government. Interest rates are subject to volatility due to a variety of factors, including:
    - sentiment regarding underlying strength in the U.S. economy and global economies;
    - expectation regarding the level of price inflation;

- sentiment regarding credit quality in the U.S. and global credit markets;
- central bank policy regarding interest rates; and
- performance of capital markets.

Fluctuations in interest rates could affect the value of Treasury Bond Futures, the Index and the notes.

- **THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY —** The Index is linked to Treasury Bond Futures, which are highly leveraged instruments. A futures contract on an underlying asset often displays considerably higher volatility than the underlying asset — in this case, the Treasury Bond Futures. Futures contracts are often less liquid than their underlying asset. Accordingly, the use of these futures contracts as components of the Index may potentially result in higher volatility than in the absence of their usage.

- **THE RESET EXPOSURE AMOUNT IS DETERMINED ON THE RESET DETERMINATION DATE THAT IS ONE TRADING DAY PRIOR TO THE RESET DATE RATHER THAN ON THE RESET DATE** — On any Reset Date other than the Initial Valuation Date, the Reset Exposure Amount equals -200% of the Closing Note Value as of the Reset Determination Date that occurs one Trading Day prior to such Reset Date. Accordingly, there is a one Trading Day lag between when the Reset Exposure Amount is determined and when the reset becomes effective. If the Closing Note Value on a Reset Date is higher than the Closing Note Value on the applicable Reset Determination Date, then the magnitude of the Reset Exposure Amount would be less than if it had been determined on the Reset Date. Similarly, if the Closing Note Value on a Reset Date is lower than the Closing Note Value on the applicable Reset Determination Date, then the magnitude of the Reset Exposure Amount would be higher than if it had been determined on the Reset Date.

- **NYSE ARCA MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL, AND NYSE ARCA HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS** — NYSE Arca is responsible for maintaining the Index. NYSE Arca can add, delete or substitute the treasury futures contracts underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of treasury futures contracts included in the Index may affect the Index, as a newly added treasury futures contract may perform significantly better or worse than the treasury futures contract or contracts it replaces.

  NYSE Arca may make operational adjustments to the calculation of the Index if it determines, in its sole discretion, that these adjustments are desirable to maintain a fair and orderly market in derivatives on the Index and/or to maintain the proper functioning of the markets in general. Additionally, NYSE Arca may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. NYSE Arca has no obligation to consider your interests in revising the Index.

- **THE INDEX COMPRISES NOTIONAL ASSETS —** The exposure to Treasury Bond Futures provided by the Index is purely notional. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the Treasury Bond Futures underlying the Index or the related Treasury securities.

- **THE INDEX HAS A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS** — The Index was established on August 11, 2010 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Calculation Agent when determining the level of the Index.

- **CONCENTRATION RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE VALUE OF YOUR NOTES** — The Index tracks a single futures contract that trades on CBOT, and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than the Index in terms of both the number and variety of futures contracts on government bonds. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

- **THERE ARE RESTRICTIONS ON THE MINIMUM NUMBER OF NOTES YOU MAY REQUEST THAT WE REPURCHASE AND THE DATES ON WHICH YOU MAY EXERCISE YOUR RIGHT TO HAVE US REPURCHASE YOUR NOTES** — If you elect to exercise your right to have us repurchase your notes, you must request that we repurchase at least 50,000 notes on any Repurchase Date. If you own fewer than 50,000 notes, you will not be able to have us repurchase your notes.

  Because of the timing requirements of the Repurchase Notice and the Repurchase Confirmation, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market. As your request that we repurchase your notes is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request.

- **YOU WILL NOT KNOW THE AMOUNT YOU WILL RECEIVE UPON EARLY REPURCHASE AT THE TIME YOU ELECT TO REQUEST THAT WE REPURCHASE YOUR NOTES** — You will not know the amount you will receive upon early repurchase at the time you elect to request that we repurchase your notes. Your notice to us to repurchase your notes is irrevocable and must be received by us no later than 11:00 a.m., New York City time, on the Business Day prior to the relevant Valuation Date and a completed and signed Repurchase Confirmation must be received by us no later than 4:00 p.m., New York City time, on the same day. As a result, you will be exposed to market risk in the event the market fluctuates after we confirm the validity of your notice of election to exercise your rights to have us repurchase your notes, and prior to the relevant Repurchase Date.

Hypothetical Performance of the Closing Note Value during a Single Reset Period, Assuming a Range of Performances for the Index

The following table illustrates the hypothetical Closing Note Value at the end of a reset period (*i.e.*, the period from and including a Reset Date to and including the immediately following Reset Date), assuming a range of performances for the Index during the reset period. The hypothetical Closing Note Values set forth below reflect the Investor Fee Percentage of 0.85% per annum and assume the following:

- the Index closing level on the Reset Date at the beginning of the reset period is equal to 175;
- the Closing Note Value on the Reset Determination Date that is one Trading Day prior to the Reset Date at the beginning of the reset period is equal to $50.00; and
- **the Closing Note Value on the Reset Date at the beginning of the reset period is equal to $51.00.**

In addition, for ease of analysis and presentation, the following assumptions also apply:

- the Cash Reference Rate is fixed at 0.25% per annum;
- **the Cash Return Amount, the Investor Fee and the Closing Note Value are calculated only once during the reset period, at the end of the reset period**; and
- the reset period consists of 90 calendar days.

Because the Investor Fee and the Cash Return Amount take into account the Closing Note Value on each Trading Day, the cumulative effect of the Investor Fee and the Cash Return Amount is dependent on the path taken by the Closing Note Value to arrive at its ending value. The numbers appearing in the following table have been rounded for ease of analysis.

Index Closing Level on the Reset Date at the end of the reset period	Index Return on the Reset Date at the end of the reset period	Reset Exposure Amount on the Reset Date at the beginning of the reset period	Reset Exposure Amount *times* Index Return	Cash Return Amount for the reset period	Investor Fee for the reset period	Closing Note Value on the Reset Date at the end of the reset period	Percentage Change in the Closing Note Value during the reset period*
0.00	-100.000%	-$100.00	$100.00	$0.03	$0.11	$150.92	195.93%
87.50	-50.000%	-$100.00	$50.00	$0.03	$0.11	$100.92	97.89%
140.00	-20.000%	-$100.00	$20.00	$0.03	$0.11	$70.92	39.07%
157.50	-10.000%	-$100.00	$10.00	$0.03	$0.11	$60.92	19.46%
166.25	-5.000%	-$100.00	$5.00	$0.03	$0.11	$55.92	9.65%
171.50	-2.000%	-$100.00	$2.00	$0.03	$0.11	$52.92	3.77%
173.25	-1.000%	-$100.00	$1.00	$0.03	$0.11	$51.92	1.81%
174.87	-0.075%	-$100.00	$0.08	$0.03	$0.11	$51.00	0.00%
175.00	**0.000%**	**-$100.00**	**$0.00**	**$0.03**	**$0.11**	**$50.92**	**-0.15%**
176.75	1.000%	-$100.00	-$1.00	$0.03	$0.11	$49.92	-2.11%
178.50	2.000%	-$100.00	-$2.00	$0.03	$0.11	$48.92	-4.07%
180.25	3.000%	-$100.00	-$3.00	$0.03	$0.11	$47.92	-6.03%
183.75	5.000%	-$100.00	-$5.00	$0.03	$0.11	$45.92	-9.95%
192.50	10.000%	-$100.00	-$10.00	$0.03	$0.11	$40.92	-19.76%
210.00	20.000%	-$100.00	-$20.00	$0.03	$0.11	$30.92	-39.37%
262.50	50.000%	-$100.00	-$50.00	$0.03	$0.11	$0.92	-98.19%
280.00	60.000%	-$100.00	-$60.00	$0.03	$0.11	$0.00	-100.00%

* The percentage change in the Closing Note Value during the reset period reflects the percentage change from the Closing Note Value on the Reset Date at the beginning of the reset period, which is equal to $51, to the Closing Note Value on the Reset Date at the end of the reset period.

Hypothetical Calculation of the Current Exposure Amount and the Current Percentage Exposure on a Trading Day, Assuming a Range of Performances for the Index

The following table illustrates the hypothetical Current Exposure Amount and the hypothetical Current Percentage Exposure on a Trading Day (other than a Reset Date), assuming a range of performances for the Index during the period from the immediately preceding Reset Date to such Trading Day. The following assumptions apply to the hypothetical Closing Note Values, the hypothetical Current Exposure Amounts and the hypothetical Current Percentage Exposure set forth below:

- the Index closing level on the Reset Date immediately preceding the applicable Trading Day is equal to 175;
- the Closing Note Value on the Reset Determination Date immediately preceding the applicable Trading Day is equal to $50.00; and
- the Closing Note Value on the Reset Date immediately preceding the applicable Trading Day is equal to $51.00.

In addition, for ease of analysis and presentation, **the Investor Fee and the Cash Return Amount are each assumed to equal $0.00**. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Closing Level on the applicable Trading Day	Index Return on the applicable Trading Day	Reset Exposure Amount on the Reset Date immediately preceding the applicable Trading Day	Current Exposure Amount on the applicable Trading Day	Closing Note Value on the applicable Trading Day	Current Percentage Exposure on the applicable Trading Day	An Additional Reset Determination Date Is Triggered*
140.00	-20.00%	-$100.00	-$80.00	$71.00	-112.68%	Yes
157.50	-10.00%	-$100.00	-$90.00	$61.00	-147.54%	Yes
166.25	-5.00%	-$100.00	-$95.00	$56.00	-169.64%	Yes
171.50	-2.00%	-$100.00	-$98.00	$53.00	-184.91%	No
173.25	-1.00%	-$100.00	-$99.00	$52.00	-190.38%	No
175.00	**0.00%**	**-$100.00**	**-$100.00**	**$51.00**	**-196.08%**	**No**
176.75	1.00%	-$100.00	-$101.00	$50.00	-202.00%	No
178.50	2.00%	-$100.00	-$102.00	$49.00	-208.16%	No
180.25	3.00%	-$100.00	-$103.00	$48.00	-214.58%	No
183.75	5.00%	-$100.00	-$105.00	$46.00	-228.26%	Yes
192.50	10.00%	-$100.00	-$110.00	$41.00	-268.29%	Yes

* The Reset Date occurs on the following Trading Day.

Hypothetical Payment at Maturity or upon Early Repurchase or Redemption

The following examples illustrate how the notes would perform at maturity or upon early repurchase or redemption in hypothetical circumstances. We have included an example in which the Index closing level decreases at a constant rate of 2% per quarter through maturity (Example 1) and an example in which the Index closing level increases at a constant rate of 2% per quarter through maturity (Example 2). In addition, Example 3 shows the Index closing level decreasing by 2% per quarter for the first 5 quarters and then increasing by 2% per quarter for the next 5 quarters. Example 4 shows a 50% increase in the first quarter, followed by a 2% decrease per quarter for the next 9 quarters. These examples reflect the Investor Fee Percentage of 0.85% per annum and the Repurchase Fee Percentage of 0.125% and assume that the Index closing level on the Initial Valuation Date is 175. In addition, for ease of analysis and presentation, these examples assume that

- the Cash Reference Rate is fixed at 0.25% per annum;
- the Closing Note Value on each Reset Determination Date is the same as the Closing Note Value on the immediately following Reset Date—accordingly, **these examples do not reflect the one Trading Day lag between when the Reset Exposure Amount is determined and when the reset becomes effective**;
- the term of the notes is 10 quarters and Reset Dates occur only once each quarter; and
- **the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value are recalculated only once each quarter.**

Because the Investor Fee and the Cash Return Amount take into account the Closing Note Value on each Trading Day, the cumulative effect of the Investor Fee and the Cash Return Amount are dependent on the path taken by the Closing Note Value to arrive at its ending value. The figures in these examples have been rounded for convenience.

Example 1

Quarter End	Hypothetical Index closing level	Hypothetical Index Return*	Hypothetical Reset Exposure Amount	Hypothetical Leveraged Index Performance	Hypothetical Cash Return Amount for the Applicable Quarter*[†]	Hypothetical Investor Fee for the Applicable Quarter *[†]	Hypothetical Closing Note Value*[††]	Payment Upon Repurchase
A	B	C	D	E	F	G	H	I
t		$(B_t - B_{t-1})/B_{t-1}$	-200% x H_{t-1}	C_t x D_t	H_{t-1} x Cash Reference Rate	H_{t-1} x Investor Fee Percentage	$H_{t-1} + E_t + F_t - G_t$	H_t – Repur-chase Fee
0	175.000						$50.000	
1	171.500	-2.000%	-$100.000	$2.000	$0.031	$0.106	$51.925	$51.860
2	168.070	-2.000%	-$103.850	$2.077	$0.032	$0.110	$53.924	$53.857
3	164.709	-2.000%	-$107.848	$2.157	$0.034	$0.115	$56.000	$55.930
4	161.414	-2.000%	-$112.000	$2.240	$0.035	$0.119	$58.156	$58.084
5	158.186	-2.000%	-$116.312	$2.326	$0.036	$0.124	$60.395	$60.320
6	155.022	-2.000%	-$120.790	$2.416	$0.038	$0.128	$62.720	$62.642
7	151.922	-2.000%	-$125.441	$2.509	$0.039	$0.133	$65.135	$65.054
8	148.884	-2.000%	-$130.270	$2.605	$0.041	$0.138	$67.643	$67.558
9	145.906	-2.000%	-$135.286	$2.706	$0.042	$0.144	$70.247	$70.159
10	142.988	-2.000%	-$140.494	$2.810	$0.044	$0.149	$72.952	$72.860

* Assuming that the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value are recalculated quarterly solely for purposes of this example. Under the terms of the notes, the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value will be calculated for each Trading Day until maturity or early redemption.

[†] Assuming a year of 360 days with twelve months of thirty days each

[††] Given the indicated assumptions, a holder would receive payment at maturity equal to the hypothetical Closing Note Value at the end of the 10th quarter if the notes are not earlier repurchased or redeemed. If the notes are redeemed at the end of a quarter, a holder would receive a payment equal to the hypothetical Closing Note Value as of the Valuation Date at the end of the applicable quarter indicated above. Under the terms of the notes, we may redeem all, but not less than all, issued and outstanding notes on any Business Day on or after October 7, 2011, at our sole discretion after providing you at least five Business Days' written notice.

Example 2

Quarter End	Hypothetical Index closing level	Hypothetical Index Return*	Hypothetical Reset Exposure Amount	Hypothetical Leveraged Index Performance	Hypothetical Cash Return Amount for the Applicable Quarter *[†]	Hypothetical Investor Fee for the Applicable Quarter *[†]	Hypothetical Closing Note Value*[††]	Payment Upon Repurchase
A	B	C	D	E	F	G	H	I
t		$(B_t - B_{t-1})/B_{t-1}$	-200% x H_{t-1}	C_t x D_t	H_{t-1} x Cash Reference Rate	H_{t-1} x Investor Fee Percentage	$H_{t-1} + E_t + F_t - G_t$	H_t – Repur-chase Fee
0	175.000						$50.000	
1	178.500	2.000%	-$100.000	-$2.000	$0.031	$0.106	$47.925	$47.865
2	182.070	2.000%	-$95.850	-$1.917	$0.030	$0.102	$45.936	$45.879
3	185.711	2.000%	-$91.872	-$1.837	$0.029	$0.098	$44.030	$43.975
4	189.426	2.000%	-$88.060	-$1.761	$0.028	$0.094	$42.203	$42.150
5	193.214	2.000%	-$84.405	-$1.688	$0.026	$0.090	$40.451	$40.401
6	197.078	2.000%	-$80.902	-$1.618	$0.025	$0.086	$38.772	$38.724
7	201.020	2.000%	-$77.545	-$1.551	$0.024	$0.082	$37.163	$37.117
8	205.040	2.000%	-$74.327	-$1.487	$0.023	$0.079	$35.621	$35.577
9	209.141	2.000%	-$71.242	-$1.425	$0.022	$0.076	$34.143	$34.100
10	213.324	2.000%	-$68.286	-$1.366	$0.021	$0.073	$32.726	$32.685

* Assuming that the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value are recalculated quarterly solely for purposes of this example. Under the terms of the notes, the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value will be calculated for each Trading Day until maturity or early redemption.

[†] Assuming a year of 360 days with twelve months of thirty days each

[††] Given the indicated assumptions, a holder would receive payment at maturity equal to the hypothetical Closing Note Value at the end of the 10th quarter if the notes are not earlier repurchased or redeemed. If the notes are redeemed at the end of a quarter, a holder would receive a payment equal to the hypothetical Closing Note Value as of the Valuation Date at the end of the applicable quarter indicated above. Under the terms of the notes, we may redeem all, but not less than all, issued and outstanding notes on any Business Day on or after October 7, 2011, at our sole discretion after providing you at least five Business Days' written notice.

We cannot predict the actual Index closing level or Closing Note Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Index closing level and the market value of your notes at any time. The actual amount that a holder of the notes will receive at maturity or upon early repurchase or redemption, as the case may be, and the rate of return on the notes will depend on the actual Closing Note Value on the relevant Valuation Date, which reflects the cumulative effect of the Investor Fee and the Cash Return Amount, and the Repurchase Fee Amount, if applicable. **Moreover, the assumptions on which the hypothetical returns are based are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date or the relevant Redemption Date or Repurchase Date, as applicable, may be very different from the information reflected in the tables above.**

Example 3

Quarter End	Hypothetical Index closing level	Hypothetical Index Return*	Hypothetical Reset Exposure Amount	Hypothetical Leveraged Index Performance	Hypothetical Cash Return Amount for the Applicable Quarter *†	Hypothetical Investor Fee for the Applicable Quarter *†	Hypothetical Closing Note Value*††	Payment Upon Repurchase
A	B	C	D	E	F	G	H	I
t		$(B_t - B_{t\text{-}1})/B_{t\text{-}1}$	$-200\% \times H_{t\text{-}1}$	$C_t \times D_t$	$H_{t\text{-}1}$ x Cash Reference Rate	$H_{t\text{-}1}$ x Investor Fee Percentage	$H_{t\text{-}1} + E_t + F_t - G_t$	H_t – Repurchase Fee
0	175.000						$50.000	
1	171.500	-2.000%	-$100.000	$2.000	$0.031	$0.106	$51.925	$51.860
2	168.070	-2.000%	-$103.850	$2.077	$0.032	$0.110	$53.924	$53.857
3	164.709	-2.000%	-$107.848	$2.157	$0.034	$0.115	$56.000	$55.930
4	161.414	-2.000%	-$112.000	$2.240	$0.035	$0.119	$58.156	$58.084
5	158.186	-2.000%	-$116.312	$2.326	$0.036	$0.124	$60.395	$60.320
6	161.350	2.000%	-$120.790	-$2.416	$0.038	$0.128	$57.889	$57.816
7	164.577	2.000%	-$115.778	-$2.316	$0.036	$0.123	$55.486	$55.417
8	167.868	2.000%	-$110.973	-$2.219	$0.035	$0.118	$53.184	$53.117
9	171.226	2.000%	-$106.367	-$2.127	$0.033	$0.113	$50.977	$50.913
10	174.650	2.000%	-$101.953	-$2.039	$0.032	$0.108	$48.861	$48.800

* Assuming that the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value are recalculated quarterly solely for purposes of this example. Under the terms of the notes, the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value will be calculated for each Trading Day until maturity or early redemption.

† Assuming a year of 360 days with twelve months of thirty days each

†† Given the indicated assumptions, a holder would receive payment at maturity equal to the hypothetical Closing Note Value at the end of the 10th quarter if the notes are not earlier repurchased or redeemed. If the notes are redeemed at the end of a quarter, a holder would receive a payment equal to the hypothetical Closing Note Value as of the Valuation Date at the end of the applicable quarter indicated above. Under the terms of the notes, we may redeem all, but not less than all, issued and outstanding notes on any Business Day on or after October 7, 2011, at our sole discretion after providing you at least five Business Days' written notice.

Example 4

Quarter End	Hypothetical Index closing level	Hypothetical Index Return*	Hypothetical Reset Exposure Amount	Hypothetical Leveraged Index Performance	Hypothetical Cash Return Amount for the Applicable Quarter *†	Hypothetical Investor Fee for the Applicable Quarter *†	Hypothetical Closing Note Value*††	Payment Upon Repurchase
A	B	C	D	E	F	G	H	I
t		$(B_t - B_{t\text{-}1})/B_{t\text{-}1}$	$-200\% \times H_{t\text{-}1}$	$C_t \times D_t$	$H_{t\text{-}1}$ x Cash Reference Rate	$H_{t\text{-}1}$ x Investor Fee Percentage	$H_{t\text{-}1} + E_t + F_t - G_t$	H_t – Repurchase Fee
0	175.000						$50.000	
1	262.500	50.000%	-$100.000	-$50.000	$0.031	$0.106	$0.000††	n/a
2	257.250	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a
3	252.105	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a
4	247.063	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a
5	242.122	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a
6	237.279	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a
7	232.534	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a
8	227.883	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a
9	223.325	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a
10	218.859	-2.000%	n/a	n/a	n/a	n/a	n/a	n/a

* Assuming that the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value are recalculated quarterly solely for purposes of this example. Under the terms of the notes, the Index Return, the Cash Return Amount, the Investor Fee and the Closing Note Value will be calculated for each Trading Day until maturity or early redemption.

† Assuming a year of 360 days with twelve months of thirty days each

†† Because the Closing Note Value is equal to $0, we will automatically redeem the notes. Upon such early redemption by the issuer, you will lose your entire investment in the notes.

> *We cannot predict the actual Index closing level or Closing Note Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Index closing level and the market value of your notes at any time. The actual amount that a holder of the notes will receive at maturity or upon early repurchase or redemption, as the case may be, and the rate of return on the notes will depend on the actual Closing Note Value on the relevant Valuation Date, which reflects the cumulative effect of the Investor Fee and the Cash Return Amount, and the Repurchase Fee Amount, if applicable.* **_Moreover, the assumptions on which the hypothetical returns are based are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date or the relevant Redemption Date or Repurchase Date, as applicable, may be very different from the information reflected in the tables above._**

Key Daily Repurchase Terms

Payment upon Early Repurchase: Subject to your compliance with the procedures described under "Description of Notes — Early Repurchase at the Option of the Holders" in the accompanying product supplement no. 198-A-I, you may submit a request to have us repurchase your notes on any Repurchase Date no later than 11:00 a.m., New York City time, on the Business Day immediately preceding the relevant Valuation Date, *provided* that you request that we repurchase a minimum of 50,000 notes. Upon early repurchase, you will receive per note a cash payment on the relevant Repurchase Date equal to the Closing Note Value on the corresponding Valuation Date *less* the Repurchase Fee on the corresponding Valuation Date, if applicable. If the amount calculated above is less than zero, the payment upon early repurchase will be zero.

You may lose some or all of your investment upon early repurchase. The Investor Fee and the Repurchase Fee, if applicable, reduce your final payment. Accordingly, you will lose some or all of your investment upon early repurchase if decreases in the level of the Index and the cumulative effect of the Cash Return Amount are not sufficient to offset increases in the level of the Index, the cumulative effect of the Investor Fee and the Repurchase Fee, if applicable.

Repurchase Fee: On any Valuation Date, (i) the Closing Note Value on such Valuation Date multiplied by (ii) the Repurchase Fee Percentage

Early Repurchase Mechanics: In order to request that we repurchase your notes on any Repurchase Date, you must deliver a Repurchase Notice to us via email at ETN_Repurchase@jpmorgan.com by no later than 11:00 a.m., New York City time, on the Business Day immediately preceding the relevant Valuation Date and follow the procedures described under "Description of Notes — Early Repurchase at the Option of the Holders" in the accompanying product supplement no. 198-A-I. If you fail to comply with these procedures, your notice will be deemed ineffective.

Repurchase Date: The third Business Day following each Valuation Date

Repurchase Notice: The form of repurchase notice attached hereto as Annex A

Repurchase Confirmation: The form of repurchase confirmation attached hereto as Annex B

Key Optional Redemption Terms

Payment upon Optional Redemption: On any Business Day on or after October 7, 2011, we may redeem all, but not less than all, issued and outstanding notes at our sole discretion. If we exercise our right to redeem your notes prior to maturity, for each note you will receive a cash payment equal to the Closing Note Value as of the Valuation Date that occurs on or immediately following the fifth Business Day following the date we deliver an irrevocable redemption notice to DTC, subject to the potential postponements and adjustments as described under "Description of Notes — Postponement of a Calculation Date" in the accompanying product supplement no. 198-A-I. The notes will be redeemed and the holders will receive payment for their notes on the Redemption Date, which is the third Business Day following such Valuation Date.

You may lose some or all of your investment upon redemption. The Investor Fee reduces your payment upon our early redemption. Accordingly, you will lose some or all of your investment upon our early redemption if decreases in the level of the Index and the cumulative effect of the Cash Return Amount are not sufficient to offset increases in the level of the Index and the cumulative effect of the Investor Fee.

Optional Redemption Mechanics: If we exercise our right to redeem your notes, we will deliver an irrevocable redemption notice to DTC. We must provide at least five Business Days' notice prior to the Valuation Date for such redemption.

Redemption Date: The third Business Day following the relevant Valuation Date

Key Cash Return Terms

Cash Return Amount: For each note, on any Valuation Date, the product of

(i) on the Initial Valuation Date, the Cash Return Amount is equal to $0;

(ii) on any Trading Day immediately following a Reset Date, the Cash Return Amount is equal to the product of:

    (a) the Closing Note Value on the immediately preceding Trading Day; and

    (b) the Daily Cash Return on such Trading Day; and

(iii) on any other Trading Day, the Cash Return Amount is equal to the sum of:

    (a) the Cash Return Amount on the immediately preceding Trading Day; and

    (b) the product of (1) the Closing Note Value on the immediately preceding Trading Day and (2) the Daily Cash Return on such Trading Day.

Daily Cash Return: On any Trading Day, the Daily Cash Return is calculated as follows:

$$\frac{\text{Cash Level on such Trading Day} - \text{Cash Level on the immediately preceding Trading Day}}{\text{Cash Level on the immediately preceding Trading Day}}$$

Cash Level: (i) On the Initial Valuation Date, the Cash Level is equal to 1.0; and

(ii) on any other Trading Day, the Cash Level is equal to the product of:

    (a) the Cash Level on the immediately preceding Trading Day; and

    (b) one *plus* (1) the Cash Reference Rate on such Trading Day *times* (2) the Day Count Fraction on such Trading Day.

Hypothetical Back-Tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing levels from January 7, 2005 through August 6, 2010, and the historical performance of the Index based on the weekly Index closing levels from August 13, 2010 through October 1, 2010. The Index was established on August 11, 2010. The Index closing level on October 4, 2010 was 176.66. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of Index set forth in the following graph was calculated on materially the same basis on which the performance of Index is now calculated but does not represent the actual historical performance of the Index.



The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

The hypothetical historical performance date set forth above represents a simulation of past performance, which is no guarantee of future results.

Supplemental Plan of Distribution (Conflicts of Interest)

On October 4, 2010, we sold $5 million of the $200 million notes authorized for issuance to JPMS, acting as our agent, at 100% of the principal amount of each note. After October 4, 2010, these notes will be offered and sold from time to time through JPMS at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

After the Initial Valuation Date, additional notes may be offered and sold from time to time through JPMS and other dealers, acting as our agent, to investors and to dealers acting as principals for resale to investors, at prevailing prices. We have no obligation to issue the full $200 million aggregate principal amount of notes authorized for issuance. For additional information related to future issuances, please see "Reissuances or Reopening Issuances" in this pricing supplement. Direct and indirect subsidiaries of ours may purchase the notes in secondary market transactions and may use this pricing supplement and the accompanying prospectus, prospectus supplement and product supplement no. 198-A-I in connection with resales of some or all of the notes purchased in the secondary market.

We will receive proceeds equal to 100% of the offering price of notes sold after the Initial Valuation Date. We may deliver notes against payment therefor on a date that is greater than three Business Days following the date of sale of any notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes that are to be issued more than three Business Days prior to the related issue date will be required to specify alternative settlement arrangements to prevent failed settlement.

Reissuances or Reopening Issuances

We may, at our sole discretion, "reopen" or reissue the notes based on market conditions and the Index closing level at that time. We have no obligation to issue the full $200 million currently authorized for issuance or any specific amount of notes. We may, in our sole discretion, issue notes in excess of the amount currently authorized for issuance. These further issuances, if any, will be consolidated to form a single class with the originally issued notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. The price of any additional offering will be determined at the time of pricing of that offering. We have no obligation to take your interests into account when deciding to issue additional notes. For more information on such additional offerings, see "General Terms of Notes — Reissuances or Reopening Issuances" in the accompanying product supplement no. 198-A-I.

FORM OF REPURCHASE NOTICE

To: ETN_Repurchase@jpmorgan.com

Subject: JPMorgan Double Short US Long Bond Treasury Futures ETNs

The undersigned hereby irrevocably elects to exercise the right to have you repurchase certain notes described in product supplement no. 198-A-I, dated September 8, 2010, as supplemented by the pricing supplement dated _____, 20__ relating to the notes.

CUSIP No.: 46634X864

Name of holder:

Number of notes to be repurchased: at least 50,000

Relevant Valuation Date: _____, 20_*

Contact Name:

Telephone #:

Fax #:

Email:

Acknowledgement: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the product supplement relating to the notes are satisfied. I also acknowledge that I have read the section "Selected Risk Considerations — You will not know the amount you will receive upon early repurchase at the time you elect to request that we repurchase your notes" in the relevant pricing supplement, and I understand that I will be exposed to market risk in the event the market fluctuates after you confirm the validity of my notice of election to exercise my rights to have you repurchase my notes, and prior to the relevant Repurchase Date.

Questions regarding the repurchase requirements of your notes should be directed to ETN_Repurchase@jpmorgan.com.

*Subject to adjustment as described in the product supplement no. 198-A-I.

FORM OF REPURCHASE CONFIRMATION

Dated:
JPMorgan Chase & Co.
J.P. Morgan Securities LLC, as Note Calculation Agent
Fax: 917-456-3471

Dear Ladies and Gentlemen:

The undersigned holder of JPMorgan Chase & Co.'s Medium-Term Notes, Series E, JPMorgan Double Short US Long Bond Treasury Futures ETNs, CUSIP No. 46634X864 (the "notes") hereby irrevocably elects to exercise, on the Repurchase Date of _____, 20__* with respect to the number of the notes indicated below, as of the date hereof, the right to have you repurchase the notes as described in the product supplement no. 198-A-I, as supplemented by the pricing supplement dated _____, 20__ relating to the notes (collectively, the "Supplement"). Terms not defined herein have the meanings given to such terms in the Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Valuation Date with respect to the number of notes specified below at a price per note determined in the manner described in the Supplement, facing DTC 352 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

* Subject to adjustment as described in the Supplement.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase: at least 50,000

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Note to Holder: You must request that we repurchase at least 50,000 notes at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date.